June 23, 2010

VIA EDGAR

Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:          Hydrogenics Corporation

Registration Statement on Form F-3

Filed on May 25, 2010

File No. 333-167078

Dear Ms. Long:

On behalf of our client, Hydrogenics Corporation (the “Company”), we respond to the Staff’s comment letter, dated June 16, 2010, relating to the Company’s Registration Statement on Form F-3 (the “Form F-3”).

To facilitate the Staff’s review, we have reproduced below the comments contained in the Staff’s comment letter in italics, and include under each comment the Company’s response.

Selling Shareholders, page 5

1.               Please revise to identify the person or persons having voting and or investment rights for the shares held by Alpha Capital Anstalt.  See Exchange Act Rule 13d-3.  If this person is Joe Hammer, please clarify.

Response

The Company has filed, concurrently with this letter, Amendment No. 1 to the Form F-3 (“Amendment No. 1”).  Page 5 of Amendment No. 1 identifies the person having voting and investment rights for the securities held by Alpha Capital Anstalt (“Alpha”) based on information provided by Alpha.

Opinion of Counsel - Exhibit 5.1

2.               It is unclear what matters of US Federal law counsel is opining upon.  In this regard, please see the first paragraph on page 2 of the opinion, including the last sentence which states that “all opinions concerning the Federal laws of the United States of

America are given by members of the New York State Bar.”  Please advise, or revise to remove references to U.S. Federal law and New York counsel.

Response

A new opinion of Torys LLP removing as the references requested by the Staff has been filed as Exhibit 5.1 to the Form F-3.

3.               Please obtain and file as an exhibit a new revised opinion which makes clear that the Shares will, when sold, be legally issued.  In this regard, the current opinion indicates only that the Shares have been “duly authorized and issued”.  Refer to Item 601(b) (5) of Regulation S-K.

Response

A new opinion of Torys LLP has been filed as Exhibit 5.1 to the Form F-3 which, among other things, contains Torys LLP’s opinion that the common shares offered pursuant to the Form F-3, when sold pursuant to the Form F-3, will be legally issued.

Undertakings

4.               We note that you have provided the undertakings required for offerings relying on Rule 430B.  However, as you do not appear to have a $75 million public float, you would not be eligible to rely on Rule 430B.  As such please provide the undertaking required by Item 512(a)(5)(ii) for companies subject to Rule 430C, or supplementally confirm why you are eligible to rely on Rule 430B.

Response

On page II-4 of Amendment No. 1, the Company has included the undertaking required by Item 512(a)(5)(ii) of Regulation S-K for companies subject to Rule 430C and removed the undertaking required for offerings pursuant to Rule 430B.

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If you have any questions or comments regarding this submission, please feel free to contact me by telephone at (212) 880-6010, by fax at (212) 682-0200 or by e-mail at abeck@torys.com.

Very truly yours,

/s/ Andrew J. Beck
Andrew J. Beck

cc:                                 Errol Sanderson

(U.S. Securities and Exchange Commission)

(with marked copy of the Form F-3)

Lawrence Davis

(Hydrogenics Corporation)